

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2011

Mr. Turid M. Sorensen
Chief Financial Officer
LOM Building
27 Reid Street
Hamilton HM 11, Bermuda

      Re: Nordic American Tanker Shipping Limited
              Form 20-F
              Filed April 21, 2011
              File No. 001-13944

Dear Mr. Sorensen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock, page 12.

1. In light of your statement that from time to time, vessels in your fleet call on ports in countries identified by the U.S. government as state sponsors of terrorism, please represent to us that in future filings you will delete "If" from your risk factor heading, so that it is clear from the heading that your vessels do, in fact, call on ports in countries that have been designated as state sponsors of terrorism.

2. You state that your vessels call on ports located in countries identified by the U.S. government as state sponsors of terrorism. Please represent to us that in future filings you will revise your risk factor disclosure to name the countries identified by the U.S. government as state sponsors of terrorism to which you refer.

In this regard, we note that Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your annual report does not include disclosure regarding contacts with those countries. Describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, or other direct or indirect arrangements, since your letters to us dated February 6, 2009 and March 30, 2009. Further, you should describe to us any goods, fees, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, commercial arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments or entities controlled by the governments of those countries.

3. Please discuss for us the materiality of any contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries since your prior letters. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, or Syria.

Item 5. Operating and Financial Review and Prospects, page 34

A. Operating Results, page 34

4. We note that voyage expenses are $0 for the year ended December 31, 2010, which is a significant decrease from the amount recognized during 2009 and 2008. Please explain to us, and revise your disclosure in future filings to explain why there were no voyage expenses during 2010. For example, you disclose that voyage expenses decreased by 100% to $0 in 2010 from $9 million in 2009 but you do not explain the reason(s) for the decrease. Your response and revised disclosure should explain the nature of any changes in the way your business operated in 2010 as compared to 2009 and 2008 and explain any changes in the types of pooling arrangements and how those arrangements are accounted for in your financial statements.

B. Liquidity and Capital Resources, page 37

5. Please revise your disclosure in future filings to include the approximate amount of capital expenditures expected to be incurred in fiscal 2011, as you have incurred significant amounts of capital expenditures in the last two fiscal years.

Tabular Disclosure of Contractual Obligations, page 39

6. We note from your balance sheet that as of December 31, 2010 there is a long-term liability for deferred compensation in the amount of $8 million. It appears that this long-term liability should be included in your table of contractual obligations in accordance with Item 303(a)(5) of Regulation S-K. Please advise or revise future filings accordingly.

Critical Accounting Estimates – Revenue Recognition, page 40

7. Please revise your disclosure in your critical accounting estimates section in future filings to discuss how you account for revenue attributable to vessels operating in cooperative agreements, including the recording of revenue on a gross versus net basis.

Critical Accounting Estimates – Long-lived assets and impairments, page 40

8. From your disclosure of Industry Specific Risk Factors in Item 3.D, we note several risk factors that discuss the volatility and uncertainty of asset values of vessels. In this regard, we have also noted that (i) asset values in the shipping industry are currently below their 10-year historical values; (ii) the dependency and uncertainty of credit availability to finance and expand operations has materially affected asset values; and (iii) the market price for tankers has declined significantly from levels reached several years earlier and have remained at relatively low levels.

Furthermore, some companies are burdened with legacy issues such as vessels purchased at values significantly above historical averages or commitments for newbuildings at costs significantly above current market values. For example, with the contracts on two of your Suezmax newbuildings committed in November 2007 with delivery of one vessel in December 2010 and the delivery of the other at a unknown future date, it is unclear if the committed costs of these vessels will significantly exceed their current market values.

In view of your continued decrease in operating and net income coupled with your operating losses experienced in the last fiscal year and recent interim period as well as the highly material amount of vessels that represent in excess of 90% of your total consolidated asset value, we believe that the disclosure in critical accounting estimates should be significantly expanded to describe the specific factors and conditions where you would record an impairment loss for such vessels.   In addition, we suggest that you consider adding a table summarizing the date of acquisition, the purchase price and carrying value of each vessel in your fleet and identify within this table those vessels whose estimated market values are less than their carrying values as of the most recent year end.   Along with this table, please add disclosure below the table of the aggregate market value and aggregate book value for those vessels identified as having estimated market values less than their carrying values. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels if you decided to sell all of such vessels.

Audited Financial Statements

Statement of Shareholders' Equity, page F-5

9. We note that during the year ended December 31, 2009 you reduced Additional Paid-In Capital and increased Retained Earnings by $117,020 and described the transaction as "accumulated dividend distribution defined as return of capital." Please explain to us the nature of this transaction and tell us why you believe it is an appropriate adjustment in 2009. Also, please explain to us and revise your notes to the financial statements in future filings to explain why additional paid-in capital has been charged for cash dividends paid in 2008, 2009 and 2010.

Note 1. Business and Summary of Significant Accounting Policies

-Impairment of Long-Lived Assets, page F-8

10. We note your disclosure that long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In light of the continued decrease in operating and net income over the last few years and recognition of an operating loss for the year ended December 31, 2010 and quarter ended March 31, 2011, please tell us when you last performed an impairment analysis on your vessels and provide us the results of that analysis.

– Drydocking, page F-8

11. We note your disclosure that you follow the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and amortized on a straight-line basis to the expected date of the next drydocking. Please revise your disclosure in future filings in the notes to the financial statements and in the Critical Accounting Estimates section of MD&A to provide a detailed description of the types of drydocking costs included in deferred drydocking costs and an affirmative statement that the types of costs deferred are consistent in all periods presented. If the types of costs deferred are not consistent, provide a discussion of any changes in types of costs deferred.

- Revenue and Expense Recognition, page F-8

12. We note your disclosure that a voyage is deemed to commence upon the completion
of discharge of the vessel's previous cargo and is deemed to end upon the completion
of discharge of the current cargo. Please note that recognition of voyage revenue
commencing upon the completion of discharge of the vessel's previous cargo is not
considered to be in accordance with GAAP because revenue is recognized in advance
of performance. Please revise your policy to recognize revenue under ASC 605-20-
25, or alternatively, explain to us why you believe your revenue recognition policy is
appropriate (e.g. revenue is not recognized until a charter is agreed to with the
customer).

Note 8. Deposit on Contract, page F-14

13. We note your disclosure that as of December 31, 2010 you have $35.8 million
capitalized on your balance sheet related to the Nordic Galaxy which was not
delivered in August 2010 as expected because the vessel was not in deliverable
condition. Please explain to us, and disclose in future filings, why you believe the
$35.8 million amount is recoverable as of December 31, 2010. As part of your
response and revised disclosure, please tell us why you do not believe that a reserve is
necessary in light of the pending litigation. Also, in light of the fact that the agreed
total price at delivery was $90 million, please tell us and revise your disclosure to
explain why you believe it is not probable that a loss contingency existed as of
December 31, 2010. See guidance in ASC 450-50-25.

Note 9. Other Non-Current Assets, page F-15

14. We note that as of December 31, 2010 you have $22 million capitalized as "working
capital, cooperative arrangements." With a view toward expanded note disclosure,
please explain to us the nature of these costs and why you believe they are
appropriately capitalized at December 31, 2010. In this regard, we note your
disclosure that the amount includes the value of bunkers on board the vessels at the
time of delivery to Gemini Tankers LLC. Please explain to us why you believe it is
appropriate to capitalize these amounts on the vessels that are being transferred to the
cooperation. Also, please explain to us the nature of the amounts characterized as
initial funding of $.2 million per vessel.

Note 10. Share-Based Compensation
– 2004 Stock Incentive Plan, page F-16

15. We note your disclosure that in August 2009 stock options were cancelled in
exchange for a payment equal to the difference between the strike price of the options
and the closing price of $30.70 per share for the Company's shares on the NYSE and
the compensation of $7.23 per option resulted in a cash outlay of $2.3 million for the

Company, which decreased APIC. Please tell us if all 320,000 options that were cancelled had vested by the time of cancellation in August 2009. If not, please tell us how you accounted for the unvested options in accordance with ASC 718-20-35-7.

Note 14. Accrued Liabilities, page F-19

16. We note that as of December 31, 2010 you have $949,000 of accrued drydock expenses for Nordic Harrier. In light of your disclosure in Note 1 that you account for drydock costs under the deferral method, please explain to us why you have accrued drydocking costs at December 31, 2010.   In this regard, we are unclear if you are using the accrue in advance method which is no longer considered in accordance with GAAP.

17. We note from your disclosure in Note 14 that accrued expenses are approximately 43% and 40% of total current liabilities as of December 31, 2010 and 2009, respectively.   Please revise your note in future filings to separately disclose all amounts greater than 5% of total current liabilities. See Rule 5-02.20 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile
(441) 292-5962